04021189

RECD S.E.C.
MAR 2 9 2004
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for March 29, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-100818
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 29, 2004.

GS MORTGAGE SECURITIES CORP.

By: [signature]
Name: Howard Altarescu
Title: Vice President

105364 GSMSC (GSAA 2004-CW1)
Form SB (Collateral Term Sheets)

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COLLATERAL TERM SHEETS ARE BEING FILED IN PAPER.

COLLATERAL TERM SHEETS

for

GS MORTGAGE SECURITIES CORP.

Mortgage-Backed Certificates, GSAA Series 2004-CW1

105634 GSMSC (GSAA 2004-CW1)
Form SE (Collateral Term Sheets)

GSAA 2004 CW1 as of 2/28/04
Portfolio Summary Report
Prepared by Goldman, Sachs & Co.

15:07 Thursday, March 25, 2004 1

Pg	Pool Classification	Balance	Gross WAC	Orig WA	ST WAM	Age
0001	IN POOL	$44,787,886	7.20	359	355	4
*** TOTALS ***		$44,787,886				

Balance	Average Balance	Gross WAC	Orig WA	ST WAM	Age	OLTV	CLTV	FICO
$44,787,886	$450,579.85	7.20	359	355	4	79.1	78.7	688

Gross Rate		Sched Balance		Orig Term		St Term		Age	
5.75 - 5.99%	0.46	$25,001-$ 50,000	0.02	181 - 240 Mont	0.41	181 - 240 Mont	0.41	0 Mths	0.75
6.00 - 6.249%	1.28	$100,001-$120,000	0.06	241 - 300 Mont	0.21	241 - 300 Mont	0.21	1 - 3 Mths	44.02
6.25 - 6.49%	6.07	$300,001-$350,000	8.15	356 - 360 Mont	99.37	341 - 345 Mont	0.26	4 - 6 Mths	48.99
6.50 - 6.749%	11.10	$350,001-$400,000	39.66			346 - 350 Mont	0.58	7 - 12 Mths	5.98
6.75 - 6.99%	23.61	$400,001-$450,000	12.14			351 - 355 Mont	41.88	13 - 18 Mth	0.26
7.00 - 7.249%	14.14	$450,001-$500,000	11.71			356 - 360 Mont	56.66		
7.25 - 7.49%	12.51	$500,001-$550,000	5.46						
7.50 - 7.749%	10.22	$550,001-$600,000	6.81						
7.75 - 7.99%	7.25	$600,001-$650,000	8.95						
8.00 - 8.249%	3.50	$650,001-$700,000	0.32						
8.25 - 8.49%	5.29	$700,001-$750,000	1.03						
8.50 - 8.749%	2.57	$750,001-$800,000	0.58						
8.75 - 8.99%	0.38	$800,001-$900,000	0.61						
9.00 - 9.249%	0.68	$900,001-$1000,00	0.77						
9.25 - 9.49%	0.49	$1.0M - $1.25M	1.32						
9.50 - 9.749%	0.44	$1.25M - $1.5M	0.92						
		$1.75M - $2.0M	1.08						
		$2.25M - $2.5M	0.43						

Geography		Zip		Orig LTV		FICO	
California	26.67	91914	1.25	0.01-50.00%	3.13	580-599	0.28
New York	12.93	07430	1.18	50.01-60.00%	4.77	600-619	3.12
New Jersey	10.90	92127	0.97	60.01-65.00%	3.61	620-649	17.72
Florida	6.08	20817	0.90	65.01-70.00%	11.97	650-699	43.04
Virginia	4.68	11373	0.81	70.01-75.00%	10.94	700-749	23.94
Massachusetts	4.10	92118	0.77	75.01-80.00%	26.74	750-799	11.29
Maryland	3.22	11743	0.70	80.01-85.00%	6.90	800+	0.62
Illinois	3.07	06824	0.68	85.01-90.00%	15.99		
Connecticut	2.72	07024	0.63	90.01-95.00%	15.94		
More	25.62	*More*	92.10				

Property Type		Occupancy		Purpose	
Single Family	67.35	Primary Residence	97.61	Purchase	69.77
PUD	24.55	Secondary Residence	1.65	Cash Out Refi	18.97
2-4 Family	3.74	Investor Property	0.74	Rate Term Refi	11.26
Low-rise Condo	3.37				
Hi-rise Condo	0.99				

Docs		MI		Lender Paid MI	
NO DOC	64.44	CLTV LT 80	61.19	N	90.97
REDUCED	35.40	CLTV GT 80 WITH MI	38.51	Y	9.03
Full	0.13	CLTV GT 80, NO MI	0.30		
Alt	0.03				